Filed by Fusion Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Fusion Acquisition Corp.

Commission File No. 001-39346

Date: April 14, 2021

The following presentation materials were used by MoneyLion Inc. (“MoneyLion”) in a presentation to analysts made on April 14, 2021.

DIS C LAIMER

DIS C LAIMER

TODAY ’ S PRESENTERS

ACQUIS I TI O N CRIT E RIA ض ض ض ض ض ض ض FUS I ON ACQ U ISIT I ON CORP.

PROVI D E FINANCIAL ADVI C E A ND ACCESS TO EVERY HARDWORKING AMERI C AN WHO WE ARE Bank i ng Investing Ca s h Adva nce Credit Building Adv i ce

LED BY TECHNOLOGISTS AND FINANCIAL PRODUCT EXPERTS

WE ARE REWIRING THE BANKING SYSTEM SERVE HARDWORK I NG AMERICANS. LET D ATA DRIVE OUR AP P ROACH. PROVI D E A COMPLETE SOLUTION. CONSTANTLY INN O VATE OUR OFFERING. GENERATE MUTUAL BENEFIT.

OUR MISSION OUR METRICS

OUR CURRENT REVE N UE OPPORTUN I TY $250+ billion MULT I PLE LARGE FEE POOLS $200 billion $42 billion $10 billion OUR T ARGET MARKET $50k $100k $150k+ AMERICA’S MIDDLE C LASS 100 Million

PROPRIETARY TECH STACK DRIVES PRODUCT INNOVATION PL A TFO R M & MICROS E RVIC E S P R ODUCT LAY E R INSTACASH INVESTING ROAR M ONEY C R EDIT BUI L DER P L US M ONEYLION C R EDIT CARD C R YPTO P L A TFORM P A Y OVER TIME

DEEP INSIGHT INTO FINANCIAL & NON - FINANCIAL BEHAVIOR

WHO WE SERVE

RECENT RESULTS DEMONSTRATE WHY WE WIN EMPOWERING HARDWORKING AMERICANS PL A TFORM APPRO A CH DAT A - DRIVEN APPRO A CH CONSTANT PRODUCT INNOVATION EFFECTIVE CUSTOMER ACQU I SITI O N ATTRACTIVE UNIT ECONOMICS

IN TIMES OF EXCESS IN TIMES OF NEED PRODU C TS ESSENTIAL TO DAILY LIFE

CUST O MER JO U RNEY

℠ ROARMONEY

INSTACASH

CRED I T BU I LDER PLUS

INVESTING

PRECIS I ON GU I DED ADVI C E

ADVICE POWERING A BETTER FINANCIAL LIFE S A V E S P E ND S H I E L D S COR E POWER OF MONEYLION ’ S PRODU C T ECOSYSTEM

INTRO D UC I NG MONEYL I FE Higher Engagement & Better Economics

Now CORE GROWTH DRIVERS

NEW PRODUC T S LAUNCH I NG IN 2021 AND BEYOND* Crypto Platform Pay Over Time MoneyLion Credit Card

CRYPTO PLATFORM

PAY OVER TIME

Instacash Credit Builder Plus FEES Roar Money PAYMENTS I n vest i ng Affiliates ADVICE Credit Builder Plus INTEREST PLATFORM APPROACH DRIVES DIVERSE REVENUE MOD E L

TO T AL CUST O MERS RAPID, LO W - COST CUST O MER GRO W TH

ACCELERATING CUST O MER ACQ U ISIT I ON TOTA L CUSTO MER S ADDE D ( 000s ) CA C ( $ )

EFF I CIENT ACQ U ISIT I ON STRATEGY $11M CHANNE L OVERVIE W SPEN D B Y CH A NNE L

A TT R A C T I V E C O H O R T E C O N O M I C S

POWER OF THE PLATFORM PATH TO P RIMARY FINAN C IAL RELATIONSH I P

Q 4 2 0 2 0 R E S U L T S A N D Q 1 2 0 2 1 H I G H L I G H T S

$424M $126M GRO W ING ADJ U STED REVENUE DIVERSIFI C ATION Q 1 2021 E RU N - RAT E 2023E

ADJ U STED REVENUE (1) CON T RIBU T I O N PRO F IT (2) FINANCIAL RESULTS FROM SCALING OUR PROVEN PRODUCTS

ADJUSTED REVENUE BRIDGE: Q1 2021E RUN - RATE TO 2021E 63 42

FINANCIAL OVE R VIEW KEY METR I CS POWERF U L MOD E L GENERATING PROF I TABLE GRO W TH

APPENDIX

ATTRACTIVE INITIAL VALUATION RELATIVE TO PEERS

Va l ue to MoneyLion O r igina t ions Financed via I I A RECEIVABLE FINANCING STRATEGY: INVEST IN AMERICA (IIA) ▪ ▪ ▪ ▪ ▪ ▪ ▪ ▪ Key IIA Investor Attri b utes

UNAUD ITED HISTOR I CAL GAAP INCOME STATEMENT

RECONCILIATION TO NON - GAAP FINANCIALS: ADJUSTED REVENUE

RECONCILIATION TO NON - GAAP FINANCIALS: CONTRIBUTION PROFIT

RISK FACTORS

RISK FACTORS (1/3)

RISK FACTORS (2/3)

RISK FACTORS (3/3)

Additional Information About the Proposed Business Combination and Where to Find It

The proposed business combination will be submitted to shareholders of Fusion Acquisition Corp. (“Fusion”) for their consideration. Fusion intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Fusion’s shareholders in connection with Fusion’s solicitation for proxies for the vote by Fusion’s shareholders in connection with the proposed business combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to MoneyLion’s shareholders in connection with the completion of the proposed business combination. After the Registration Statement has been filed and declared effective, Fusion will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the proposed business combination. Fusion’s shareholders and other interested persons are advised to read, once available, the preliminary proxy statement / prospectus and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with Fusion’s solicitation of proxies for its special meeting of shareholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Fusion, MoneyLion and the proposed business combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed business combination and other documents filed with the SEC by Fusion, without charge, at the SEC's website located at www.sec.gov or by directing a request to Cody Slach and Matt Glover, (949) 574-3860, FUSE@gatewayir.com.

Participants in the Solicitation

Fusion, MoneyLion and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Fusion’s shareholders in connection with the proposed business combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Fusion’s shareholders in connection with the proposed business combination will be set forth in Fusion’s proxy statement / prospectus when it is filed with the SEC. You can find more information about Fusion’s directors and executive officers in Fusion’s Annual Report on Form 10-K for the year ended December 31, 2020 (“Annual Report”). Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement / prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement / prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

Forward-Looking Statements

The information in this communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics and expectations and timing related to potential benefits, terms and timing of the transaction. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of MoneyLion’s and Fusion’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of MoneyLion and Fusion. These forward-looking statements are subject to a number of risks and uncertainties, including changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the shareholders of Fusion or MoneyLion is not obtained; failure to realize the anticipated benefits of the proposed business combination; risks relating to the uncertainty of the projected financial information with respect to MoneyLion; future global, regional or local economic and market conditions; the development, effects and enforcement of laws and regulations; MoneyLion’s ability to manage future growth; MoneyLion’s ability to develop new products and solutions, bring them to market in a timely manner, and make enhancements to its platform; the effects of competition on MoneyLion’s future business; the amount of redemption requests made by Fusion’s public shareholders; the ability of Fusion or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those factors discussed in Fusion’s Annual Report under the heading “Risk Factors,” and other documents of Fusion filed, or to be filed, with the Securities and Exchange Commission (“SEC”). If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither MoneyLion nor Fusion presently know or that MoneyLion and Fusion currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect MoneyLion’s and Fusion’s expectations, plans or forecasts of future events and views as of the date of this communication. MoneyLion and Fusion anticipate that subsequent events and developments will cause MoneyLion’s and Fusion’s assessments to change. However, while MoneyLion and Fusion may elect to update these forward-looking statements at some point in the future, MoneyLion and Fusion specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing MoneyLion’s and Fusion’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.